

Mail Stop 7010

December 13, 2006

Ms. Beth B. Hood
North American Galvanizing & Coatings, Inc.
5314 S. Yale Avenue
Suite 1000
Tulsa, Oklahoma 74135

   RE: North American Galvanizing & Coatings, Inc.
     Form 10-K for the fiscal year ended December 31, 2005
     Filed February 10, 2006
     File # 1-3920

Dear Ms. Hood:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Contractual Obligations, page FS-8

  1. In future filings, please revise the table of contractual obligations to include estimated cash requirements for interest and to disclose in a note the assumptions you used to calculate the estimates. Refer to footnote 46 to Release No. 33-8350,

Ms. Beth B. Hood
North American Galvanizing & Coatings, Inc.
December 13, 2006
Page 2

"Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Notes to Consolidated Financial Statements
Note (1) – Summary of Significant Accounting Policies, Revenue Recognition, page FS-21

2. With a view towards future disclosure, please provide us a more specific and comprehensive discussion of your revenue recognition policy. In this regard, please tell us when and how you determine your services are completed and when and how products are delivered, including the terms of your shipping arrangements. In addition, please tell us if revenue is reported on a basis that is gross or net of the value of your customers' products.

Note (9) – Contingencies, page FS-28

3. With a view towards future disclosure, please provide us the following additional information regarding the contingencies you disclose:
    *   Tell us any amounts you have accrued related to the contingencies;
    *   Clarify the disclosure that you have not determined the amount of any liability with respect to the Water District and tell us if the amount of your potential loss could exceed the amount of the default judgment you disclosed;
    *   Clarify the terms of the work plan you submitted to the IEPA, including the potential impact to your financial statements; and
    *   Provide us an estimated timeframe for the resolution of the contingencies.

Exhibits 31.1 and 31.2

4. We note that in your certifications where you are instructed to insert the identity of the certifying individual you also include their title. Please be advised that this practice is not permissible since the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officers are required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all certifications in their personal capacity.

Form 10-Q for the quarterly period ended September 30, 2006
Item 4. Controls and Procedures

5. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective, in

all material respects, to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported as and when required.   Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that, as of March 31, 2006, June 30, 2006 and September 30, 2006, your disclosure controls and procedures were also effective for the purpose of ensuring that material information required to be in those reports was made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Please also confirm that your use of the phrase "in all material respects" does not qualify your conclusions regarding effectiveness. In addition, please revise future filings to ensure that your conclusions regarding disclosure controls and procedures are clear by:

- Deleting the phrase "in all material respects. Alternatively, you may define reasonable assurance and conclude that your disclosure controls and procedures are effective at the reasonable assurance level; and
- Including the entire definition of disclosure controls and procedures. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without defining them.

Form 8-K filed on May 10, 2006

6. Please tell us how you accounted for the changes made to your stock option plan, including whether they resulted in additional compensation expense.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief